UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39266

Harbor Custom Development, Inc.

(Exact name of registrant as specified in its charter)

1201 Pacific Avenue, Suite 1200

Tacoma, Washington 98402

(253) 649-0636

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

8% Series A Cumulative Convertible Preferred Stock, no par value per share

Pre-funded warrants to purchase Common Stock

Warrants to purchase Series A Preferred Stock

Warrants to purchase Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 67

Pursuant to the requirements of the Securities Exchange Act of 1934, Harbor Custom Development, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HARBOR CUSTOM DEVELOPMENT, INC.

Date: May 8, 2024	By:	/s/ Jeffrey Habersetzer
Name: Jeffrey Habersetzer
Title: Interim Chief Executive Officer and Interim President